October 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Stertzel

Re:	The Duckhorn Portfolio, Inc.

Registration Statement on Form S-1

File No. 333-260191

Acceleration Request

Requested Date: October 14, 2021

Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC, as representatives of the several underwriters, hereby join The Duckhorn Portfolio, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-260191) (the “Registration Statement”) to be declared effective at 4:00 p.m. Eastern Time on October 14, 2021, or as soon as possible thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours, J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley

Name:	Jaclyn Berkley
Title:	Executive Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Nick Williams

Name:	Nick Williams
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Mike Bauer

Name:	Mike Bauer
Title:	Managing Director

cc:	Thomas Holden, Ropes & Gray LLP

Tristan VanDeventer, Ropes & Gray LLP

Marc D. Jaffe, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

[Signature Page to Acceleration Request]